September 21, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kathleen Collins, Accounting Branch Chief,
Office of Information Technologies and Services

Eiko Yaoita Pyles, Staff Accountant

RE:     RealPage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-34846

Ladies and Gentlemen:
On behalf of RealPage, Inc. (the “Company”), we submit this letter in connection with comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated September 13, 2016, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 29, 2016 (File No. 001-34846).
As discussed today with the Staff, the Company respectfully requests an extension of time to submit its response to the Comments. The Company currently anticipates providing its response to the Comments by Tuesday, October 11, 2016.
Please direct any questions or comments regarding this letter to the undersigned by telephone to 972-820-3770. Thank you for your assistance.

Respectfully submitted,

/s/ W. Bryan Hill
W. Bryan Hill Executive Vice President, Chief Financial Officer and Treasurer

cc: David G. Monk, RealPage, Inc.